As filed with the Securities and Exchange Commission on March 2, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 1, 2004

ROYALE ENERGY, INC.
(Exact name of registrant as specified in its charter)

California	**0-22750**	**33-02224120**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
(Address of principal executive office)

Issuer's telephone number: **(619) 297-8505**

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

99.1. Press Release dated March 1, 2004

Item 12. Results of Operations and Financial Condition

This information set forth under "Item 12. Results Of Operations And Financial Condition," including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

On March 1, 2004, Royale Energy released the attached press release reporting fourth quarter and full year earnings for 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: March 2, 2004

/s/ Stephen M. Hosmer
Stephen M. Hosmer, Executive Vice President and
Chief Financial Officer

Exhibit 99.1

Royale Energy Reports 79 Cent Per Fully Diluted Share for 2003 and 31 Cents Per Fully Diluted Share for Fourth Quarter

SAN DIEGO—(BUSINESS WIRE)—March 1, 2004--Royale Energy, Inc. (NASDAQ: ROYL), Royale Energy today reports full year 2003 Net Income of $4,400,920 or 79 cents per fully diluted common share, compared to a Net Loss in 2002 of $137,000 or $.03 per share. Total Revenue for 2003 was $23,265,137 compared to 2002 Total Revenue of $12,439,888.

For the fourth quarter 2003 Net Income was $1,579,356 or 31 cents per fully diluted common share compared to fourth quarter 2002 Net Income of $232,609 or 4 cents per share. Revenues for the fourth quarter 2003 were $7,899,973 compared to Total Revenue of $4,111,317 for the comparable quarter of 2002.

The company's net production for 2003 increased by 28.4% to 2,164,675 MCFE compared to 1,685,574 MCFE in 2002.

Commenting on these results Chief Financial Officer Stephen Hosmer stated that the company is positioned for strong and increasing profitable growth in 2004.

Don Hosmer, Royale Energy CEO stated that "with the recent acquisitions of Afton, Moon Canyon, and other Gulf Coast prospects, the company has significantly added to its inventory of high quality drilling prospects that will grow our 2004 production."

About the Company

Headquartered in San Diego, Royale Energy, Inc. engages in the exploration and development of domestic oil and or natural gas, through the application of modern computer-aided exploration technology. Royale Energy has been a leading producer of oil and natural gas for nearly 20 years. The company's strength is continually reaffirmed by investors who participate in funding over 50% of the company's new projects. Additional information about Royale Energy, Inc. is available on its web site at www.ROYL.com

Stock Trading Information

The common stock of Royale Energy, Inc is traded on the NASDAQ Stock Market under the symbol "ROYL." For information, contact American Stock Transfer at (718) 921-8210. 59 Maiden Lane New York, New York 10038 Joe Alicia jalicia@amstock.com

Company Contact

Jennifer Crisologo
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500 San Diego, CA 92108
Ph: 800.447.8505 Fax: 619.881.2898
Web site: www.royl.com email: ir@royl.com NASDAQ: ROYL

Forward Looking Statements

In addition to historical information contained herein, this news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the company's actual results to differ materially from those in the "forward-looking" statements. While the company believes its forward looking statements are based upon reasonable assumptions, there are factors that are difficult to predict and that are influenced by economic and other conditions beyond the company's control. Investors are directed to consider such risks and other uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.